April 8, 2016

VIA EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Lyn Shenk, Branch Chief, Office of Transportation and Leisure
Abe Friedman
Doug Jones

Re:	Celadon Group, Inc. Form 10-K for Fiscal Year Ended June 30, 2015 Filed September 10, 2015 File No. 001-34533

Dear Ms. Shenk, Mr. Friedman, and Mr. Jones:

On behalf of Celadon Group, Inc. (the “Company” or “Celadon”), I am responding to your request for supplemental information in your letter dated March 10, 2016.

The following are the staff’s comments from your letter sent March 10, 2016, with the Company’s response to the comments directly beneath:

Item 7: Management’s Discussion and Analysis – Liquidity and Capital Resources, page 27

1.
Comment:  Please describe planned material commitments as of the end of the latest fiscal period for equipment to be purchased under capital leases. For guidance, refer to Item 303(a)(2) of Regulation S-K and Release 33-6835. In this regard, we note you incurred capital lease obligations for the purchase of equipment of over $304 million in fiscal 2015 and over $90 million for the six months ended December 31, 2015, yet there was no discussion of these commitments in the fiscal 2014 or fiscal 2015 Form 10-Ks.

Response:  Consistent with Item 303(a)(2) of Regulation S-K and Release 33-6835, we disclose that trucking is a capital intensive business and that we will continue to have capital expenditures over time.  As of the end of our latest fiscal period, December 31, 2015, we had plans to purchase $83.5 million of delivery equipment over the next twelve months.  We plan to fund those purchases primarily through leases (operating or capital) and cash.

Generally, our purchase orders do not become firm commitment orders for which we are irrevocably obligated until shortly before purchase.  We may also choose to time our purchases based on performance of existing equipment throughout the year.  Our typical tractor refresh cycle is a three- to four-year cycle, though we have significant flexibility to delay or accelerate this cycle. Our plans to purchase equipment are reevaluated on a quarter by quarter basis.  Due to increased performance of new model fuel economy and reduced maintenance cost, we decided during fiscal 2015 to accelerate our tractor refresh.

In future filings we will improve our disclosures of planned material commitments as well as disclose our ability to readily manipulate our plans on relatively short notice.

Cash Flows, page 28

2.	Comment: Please clarify why the increase in equipment held for resale decreases net cash provided by operations in fiscal 2015 compared to fiscal 2014.

Response:  Celadon acquires tractors and trailers for two distinct purposes.  The first type is fleet assets, which are comprised of assets operated in the Celadon Trucking fleet to deliver freight for customers.  As these assets are classified in property and equipment on our balance sheet, related cash flows are reflected in our cash flow statement under investing activities.  In fiscal 2015 we also began to purchase tractors and trailers for our Quality subsidiary with the intention of leasing and reselling the assets.  The majority of these assets are sold within a few months of purchase.

Available guidance:

“ASC 230-10-45-22:  Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. For example, the acquisition and sale of equipment to be used by the entity or rented to others generally are investing activities. However, equipment sometimes is acquired or produced to be used by the entity or rented to others for a short period and then sold. In those circumstances, the acquisition or production and subsequent sale of those assets shall be considered operating activities.”

Therefore units that we purchase to resell are recorded within the operating section of the cash flow statement.  These units are not productive assets to Celadon.  They were never operated in our Company fleet.  Rather, they were purchased with the intent to resell within a short period of time. Accordingly, we believe cash flows from these activities should be classified as operating cash flows.

Notes to Consolidated Financial Statements – Note (16) Gain on Disposition of Equipment, page 55

3.
Comment:  Please explain to us how you concluded that your accounting for the arrangement with Element Financial Corp on a net basis as an agent versus gross as a principle is appropriate under ASC 605-45. Tell us all the indicators you considered and weight given to each in arriving at your conclusion. In connection with this, when you take possession of such equipment, it appears that the equipment associated with this arrangement is reported on the balance sheet as held for sale.

Response:  We incorrectly referenced the agent/principal guidance of ASC 605-45 in our June 30, 2015 Form 10-K. We have subsequently removed that ASC guidance reference from our Form 10-Q for the quarter ended December 31, 2015 and will not reference that ASC guidance in any future filings. The leased assets sold to Element are not part of our ongoing major or central operations and thus the income statement effects are reported as gain on disposition of equipment.

4.
Comment:  We note from your disclosure in the Form 10-Q for the period ended December 31, 2015 that you have an arrangement with 19th Capital Group similar to the arrangement you have with Element. Please tell us if you have applied similar accounting treatment to your arrangement with 19th Capital Group as that for the Element arrangement, and if so, explain to us the basis for your accounting.

Response:  While the agreements are similar they are not identical, however, the accounting for related transactions are based on the source of the truck/equipment.  To date the assets sold to 19th Capital have been comprised of old Celadon fleet units.  Thus, when they were acquired the cash outflow was reported on the cash flow statement as an investing activity (if owned) and have been depreciated.  When an asset is sold to 19th Capital, we record the gain on disposition of equipment in our income statement and as an adjustment to income to arrive at operating cash flows.  The proceeds are reported as a component of investing cash flows.

In addition to the Company’s responses to the SEC staff comments above, the Company would like to acknowledge in writing, per the request of the SEC staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions about any of our responses or require any additional information, please contact me at (317) 972-7000 Ext. 23638 or by fax at (317) 890-9414.

Sincerely,

/s/ Bobby Peavler
Bobby Peavler Executive Vice President, Chief Financial Officer, and Treasurer